The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-141946
Subject to completion, dated May 14, 2007

Preliminary prospectus supplement
(to prospectus dated April 26, 2007)

3,000,000 shares

Common stock

This is a public offering of 3,000,000 shares of common stock of Genomic Health, Inc.

Entities affiliated with one of our directors and principal stockholders, Julian C. Baker, have indicated an interest in purchasing up to 1,000,000 shares of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, the Baker entities may purchase fewer shares in this offering.

Our common stock is traded on the NASDAQ Global Market under the symbol GHDX. On May 11, 2007, the last reported sale price of our common stock on the NASDAQ Global Market was $15.94 per share.

	Per share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Genomic Health	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 450,000 additional shares of our common stock to cover any overallotments.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-12 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager
JPMorgan

Co-Lead Manager
Lehman Brothers

Co-Managers

Piper Jaffray	JMP Securities

May   , 2007

Genomic Health, the Genomic Health logo, Oncotype, Oncotype DX and Recurrence Score are our trademarks or registered trademarks. We also refer to trademarks of other corporations and organizations in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the prospectus.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the terms “Genomic Health,” “we,” “us” and “our” refer to Genomic Health, Inc.

i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the dates of those documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents incorporated by reference that we have referred you to in “Where you can find more information” below.

ii

Prospectus supplement summary

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk factors,” and our consolidated financial statements and the related notes and other documents incorporated by reference in the accompanying prospectus.

Our company

We are a life science company focused on the development and commercialization of genomic-based clinical diagnostic tests for cancer that allow physicians and patients to make individualized treatment decisions. Our diagnostic test, Oncotype DX, is used for early-stage breast cancer patients to predict the likelihood of cancer recurrence, the likelihood of patient survival within ten years of diagnosis and the likelihood of chemotherapy benefit. Oncotype DX utilizes quantitative genomic analysis in standard tumor pathology specimens to provide tumor-specific information, or the “oncotype” of a tumor, in order to improve cancer treatment decisions. We offer Oncotype DX as a clinical laboratory service, where we analyze the expression levels of 21 genes in tumor tissue samples in our laboratory and provide physicians with a quantitative gene expression profile expressed as a single quantitative score, which we call a Recurrence Score. The current list price of our test is $3,460. We are conducting clinical studies with the goal of expanding the clinical utility of Oncotype DX in breast cancer. We are also conducting research and early development studies in a variety of cancers other than breast cancer. Over 600,000 treatment decisions were expected to be made in the United States in 2006 for patients diagnosed with early stages of breast, colon, prostate, renal cell and lung cancers and melanoma.

When a particular oncotype is correlated with known clinical outcomes, it can be useful in predicting the likelihood of an individual patient’s tumor behavior, such as risk of disease recurrence and magnitude of treatment benefit from chemotherapy or other treatments. We developed our gene panel for Oncotype DX by narrowing the field of approximately 30,000 human genes down to 250 cancer-related genes. These genes were evaluated in three independent clinical studies on tumor specimens from 447 patients to identify a 21-gene panel, with which we developed the Recurrence Score. The higher the Recurrence Score, the more aggressive the tumor and the more likely it is to recur. The lower the Recurrence Score, the less aggressive the tumor and the less likely it is to recur. Moreover, we have demonstrated through clinical studies that the Recurrence Score also correlates with the likelihood of chemotherapy benefit, and we are undertaking further studies to support this finding.

We have experienced a significant increase in demand for Oncotype DX since the test was launched in January 2004. For the three months ended March 31, 2007, more than 5,450 tests were delivered for use in treatment planning, compared to more than 2,900 for the three months ended March 31, 2006. As of March 31, 2007, more than 27,000 tests had been delivered for use in treatment planning by more than 5,500 physicians. This increased demand is not necessarily indicative of future growth rates. Moreover, we believe that each year we may experience decreased demand for our test in the months of April, July and August, which may be attributed to physicians and patients scheduling vacations during this time. As of March 31, 2007, our laboratory had the capacity to process up to 8,000 tests per quarter, and we believe our existing facilities allow us to increase capacity.

We believe the key factors that will drive broader adoption of Oncotype DX will be acceptance by healthcare providers of its clinical benefits, demonstration of the cost-effectiveness of using our test, expanded reimbursement by third-party payors, expansion of our sales force, increased marketing efforts and the establishment of industry guidelines for use of Oncotype DX.

Reimbursement of Oncotype DX by third-party payors is essential to our commercial success. We are working with public and private payors and health plans to secure coverage for Oncotype DX based on clinical evidence showing the utility of the test. We have reimbursement contracts with a number of large national payors, including United HealthCare Insurance Company, Aetna, Inc., Kaiser Foundation Health Plan, Inc. and Cigna HealthCare. In addition, National Heritage Insurance Company (NHIC), the local Medicare carrier for California with jurisdiction for claims submitted by us for Medicare patients nationwide, has a policy to provide coverage for Oncotype DX for early-stage breast cancer patients meeting coverage criteria. We believe that as much as 20% of our future test volume may be derived from Medicare patients. In addition, we have reimbursement contracts with a number of regional payors, including Humana, Highmark, Blue Cross/Blue Shield of Alabama and Harvard Pilgrim. Further, a number of insurers such as Blue Shield of California and Horizon Blue Cross Blue Shield of New Jersey have established policies to cover our test. As of April 30, 2007, health plans covering approximately 125 million lives have approved Oncotype DX for coverage through either a reimbursement contract or policy.

Until we reach agreement with a payor on contract terms or a payor establishes a policy for payment of Oncotype DX, we recognize revenues on a cash basis. Where contracts or policies are not in place, we pursue case-by-case reimbursement. We are working with many payors to establish policy-level reimbursement which, if in place, should allow us to recognize revenues upon completing our test, generating and delivering a Recurrence Score report to the physician, and submitting an invoice to the payor. We do not expect to recognize the majority of revenues in this manner until the end of 2007 or later.

New product development

We developed Oncotype DX using the following multi-phased clinical development program that we are also using to develop future products for breast, colon and other cancers:

•	Early development phase. In this phase, we establish a product definition and development plan and select from the approximately 30,000 genes in the human genome to identify candidate genes. To date, we have compiled a library of over 1,300 individual cancer gene tests. Typically, we secure access to archival tumor biopsy samples correlated with clinical data in order to identify genes that correlate with a specific clinical outcome.

•	Development phase. If early development studies successfully identify genes, we conduct additional clinical studies to refine the gene set in the specific patient population of interest. We select the final gene panel through statistical modeling of the gene correlation data. With a gene panel established, we then finalize the remaining assay parameters.

•	Validation phase. Once the gene panel, assay chemistry, automation and analysis specifications are finalized, tested and verified, we begin clinical validation. In this phase, we conduct one or more validation studies with prospectively designed endpoints to test our candidate gene panel and the corresponding quantitative expression score. Since we control the quality and reproducibility of our assays using fixed paraffin embedded, or FPE, tissues, we are often able to conduct large validation studies using archived samples with years of clinical outcomes, thus saving clinical development time.

•	Commercialization and product expansion phase. Once a test is commercialized, we may perform additional studies designed to support the test’s clinical utility and potentially to broaden its use in additional patient populations or for additional indications. These studies may include prospective studies to verify that our test is changing physician behavior as well as tests of a commercial product in new populations.

Product development opportunities in breast cancer

The following table describes our current breast cancer product and our other breast cancer product opportunities:

		2006 Estimated
Breast Cancer	Breast Cancer	U.S. Treatment		Anticipated
Products	Population	Decisions		Product Attributes	Product Stage

Oncotype DX	N−, ER+	130,000		• Recurrence	Commercial
				• Chemotherapy benefit
				• Chemotherapy or other therapeutic regimens benefit	Product Expansion
	Single gene reporting N−, ER+	130,000		• Chemotherapy or other therapeutic regimens benefit	Product Expansion
	N+	70,000		• Recurrence	Product Expansion
				• Chemotherapy or other therapeutic regimens benefit
	Single gene reporting N+	70,000		• Chemotherapy or other therapeutic regimens benefit	Product Expansion

Oncotype DX — Second Generation	N−, ER+ and N+	200,000	(1)	• Enhanced recurrence • Enhanced chemotherapy benefit	Early Development

New Product Opportunities	N−, ER−	30,000		• Taxane benefit(2) • Chemotherapy benefit	Early Development
				• Recurrence
	N+	70,000	(3)	• Taxane benefit	Early Development
				• Chemotherapy benefit
	N−, ER+	130,000	(4)	• Taxane benefit	Early Development

(1)	Represents the sum of the 130,000 estimated treatment decisions in 2006 for node negative, or N-, estrogen receptor positive, or ER+, patients and 70,000 estimated treatment decisions in 2006 for node positive, or N+, breast cancer patients listed above.

(2)	Taxanes are a class of chemotherapy drugs that are commonly used for breast cancer.

(3)	This figure is the same as the 70,000 treatment decisions listed above.

(4)	This figure is the same as the 130,000 treatment decisions listed above.

Oncotype DX

Approximately 70,000 patients were expected to be diagnosed in the United States in 2006 with N+ breast cancer, and many may not benefit from chemotherapy or may have other health issues that increase the risk of chemotherapy treatment. Our early clinical research studies with Rush University Medical Center and Providence Saint Joseph Medical Center support further investigation of Oncotype DX for prediction of recurrence in this patient population. Results from studies of Oncotype DX in N+ patients utilizing tumor samples from chemotherapy treated patients (anthracycline plus cytoxin or anthracycline plus taxotere) have been completed in collaboration with the Eastern Cooperative Oncology Group and Aventis, Inc., a member of the sanofi-aventis group, or Aventis, and results are scheduled to be presented at the 2007 American Society of Clinical Oncology, or ASCO, annual meeting. This was the first of two planned studies in N+ cancer. The second study will be conducted in conjunction with the Southwest Oncology Group to study the ability of Oncotype DX to identify patients more likely to benefit to anthracycline-based chemotherapy regimens. If these N+ studies are successful, they could support the launch of a commercial expansion of the utility of Oncotype DX to include appropriate N+ patients in 2008.

Additionally, we believe that reporting individual gene scores in addition to the Recurrence Score may have additional utility in predicting outcomes for specific therapies or disease subtypes. For example, a quantitative ER score may be a clinically useful predictor of tamoxifen benefit based on our studies of the National Surgical Adjuvant Breast and Bowel Project, or NSABP, Study B-14 population. We are also conducting studies to evaluate the clinical utility of individual Oncotype DX genes and, if successful, plan to provide single gene results for ER and progesterone receptor, or PR, gene expression in test results by the end of 2007. We have also signed an agreement to conduct studies of Oncotype DX with clinical samples from postmenopausal women with breast cancer who were treated with aromatase inhibitors. Aromatase inhibitors and tamoxifen are both used as standard treatment for early stage ER+ breast cancer patients.

Second generation Oncotype DX

We are in the early development phase of investigating additional genes and gene combinations that may add to the predictive power of Oncotype DX. A second generation product, if successful, could further refine and improve the classification of patients and result in better information for treatment decisions. We have identified multiple genes through research and development studies that, in varying combinations, may provide improved prediction of recurrence risk and likelihood of chemotherapy benefit in breast cancer patients.

Recurrence and benefit test for N-, ER- breast cancer

We are in the early development phase for a product to predict the likelihood of recurrence and chemotherapy benefit in N-, ER- breast cancer patients. This population was expected to represent approximately 30,000 patients in the United States in 2006. To date, we have conducted several clinical research studies that included N-, ER- breast cancer patients, and we plan to continue to explore opportunities in this population, including tests to better define ER- patients based on quantitative molecular pathology.

Taxane benefit test

We are also in the early development phase for a product to predict the likelihood of taxane benefit. Taxanes are a class of chemotherapy drugs that are used in addition to traditional chemotherapy regimens in some patients but have additional side effects and are most often used in patients with aggressive or later stage tumors. The potential population for this product includes the estimated 70,000 N+ breast cancer patients in the United States in 2006 as well as N-, ER- patients at high risk and N- patients at high risk.

Product development opportunities in other cancers

The following table describes our products in various stages of development for cancers other than breast cancer:

	2006	2006
	Estimated	Estimated
	Total U.S.	Addressable	Anticipated Product
Product Opportunity	Incidence	Population	Attributes	Product Stage

Colon Cancer	120,000	65,000	• Recurrence	Development
			• Prediction of drug response
Prostate Cancer	260,000	200,000	• Progression	Early Development
			• Recurrence
Renal Cell Cancer	40,000	25,000	• Recurrence	Early Development
			• Prediction of drug response
			• Recurrence
Non-small Cell Lung
Cancer	160,000	45,000	• Prediction of drug response	Early Development
Melanoma	70,000	60,000	• Recurrence	Early Development
			• Prediction of drug response

Colon cancer recurrence and response test

Colon cancer was expected to affect approximately 120,000 individuals in the United States in 2006, of which approximately 65,000 early-stage patients needed to decide whether or not to use chemotherapy for their cancer, as well as which chemotherapy to use. Only a small percentage of colon cancer patients are expected to have a survival benefit from additional treatment after surgery. We developed an investigational 758-gene panel for colon cancer and established a collaborative agreement with the NSABP, as well as other academic groups, to access colon tissue samples that have associated clinical outcome data. In January 2007, we moved a potential test to predict the likelihood of recurrence and chemotherapy benefit in patients with early-stage colon cancer from early development to the development phase based on two gene discovery studies, one of which was presented at ASCO in June 2006. As a result of these two studies we completed, we were able to narrow our gene list to just over 300 genes, which we have now examined in two additional clinical studies. In total, we have conducted studies of our selected gene sets across over 1,800 patient samples from these four clinical studies in order to identify clinically useful markers. As a result, we have now identified 29 genes that have been observed to be statistically significantly correlated to clinical outcome across all four studies. We are now in the process of finalizing the gene set, algorithm and assay parameters for a colon cancer test, which we expect to complete by the end of 2007. Once the test is finalized, we plan to conduct a validation study in 2008, which, if successful, could result in a commercial launch of a colon cancer test in 2009.

Prostate cancer progression and recurrence test

We are in the early development phase for a test to predict the likelihood of progression and recurrence of prostate cancer in early-stage patients. Approximately 260,000 men were expected to be diagnosed with prostate cancer in the United States in 2006, approximately 200,000 of whom will need to make critical decisions on whether or not to undergo local therapy, such as surgery or radiation, and on whether or not to have additional treatment after local therapy. Because the side effects of surgery and local radiation therapy can be serious, a need exists for a reliable test to determine the likelihood of progression. There is also a need for a reliable test to determine the likelihood of recurrence after local treatment, because additional treatment, such as hormonal therapy and chemotherapy, have significant side effects as well. We are in the process of defining our prostate cancer gene panel and we have completed initial feasibility studies and gained access to clinical samples correlated with outcome data in prostate cancer under a collaborative agreement with an academic group.

Renal cell cancer recurrence and response test

We are in the early development phase for a test to predict the likelihood of recurrence and response to therapy in renal cell cancer. Approximately 40,000 individuals were expected to be diagnosed with renal cell cancer in the United States in 2006. Recently reported studies suggest that some of these patients may respond to new treatments. We have completed initial feasibility studies to extract ribonucleic acid from renal cell cancer specimens and are currently working to define potential products for patients with renal cell cancer under a collaborative agreement with an academic group that has access to clinical samples correlated to outcome data.

Non-small cell lung cancer recurrence and response test

We are in the early development phase for a test to predict the likelihood of chemotherapy benefit in early-stage, non-small cell lung cancer. Approximately 160,000 individuals were expected to be diagnosed with non-small cell lung cancer in the United States in 2006, of which approximately 45,000 patients were expected to be diagnosed before the cancer spreads and will need to make chemotherapy treatment decisions. Recent clinical studies suggest that at least some of those early-stage patients will benefit from chemotherapy. The use of chemotherapy in early-stage non-small cell lung cancer is relatively recent and is likely to accelerate. We have completed initial feasibility studies in lung tissues as a part of our epidermal growth factor receptor, or EGFR, inhibitor program described below and are in the process of defining our lung cancer gene panel. We have a collaborative agreement with an academic group that has access to clinical samples correlated to outcome data.

Melanoma recurrence and response test

We are in the early development phase for a test to predict the likelihood of recurrence and response to therapy for patients with melanoma. Approximately 70,000 individuals were expected to be diagnosed with melanoma in the United States in 2006, of which approximately 60,000 patients were expected to be diagnosed before the cancer spreads and will need to make chemotherapy decisions. Recently reported studies suggest that some of these patients may respond to new treatments. We have conducted initial feasibility studies to extract RNA from melanoma cancer specimens and are currently working to define potential products for melanoma under a collaborative agreement with an academic group that has access to tissue samples that have been correlated to outcome data.

Product development opportunities for targeted cancer therapeutics

Both anti-cancer drugs recently approved by the U.S. Food and Drug Administration, or FDA, and new anti-cancer drugs in clinical development are designed to provide more targeted treatment, which should improve efficacy and reduce side effects. A need exists to identify those patients who, based on the genomic profile of their tumors, are most likely to benefit from these therapies. We believe our individualized genomic analysis has the potential to improve patient selection for these therapies. We have had a number of discussions with pharmaceutical companies regarding the use of Oncotype DX or our clinical development platform to identify subsets of patients more likely to respond to a particular therapy.

EGFR inhibitor response test

We are in the early development phase to develop tests to predict the likelihood of response to the EGFR inhibitor class of drugs. The market opportunity for these tests will initially be limited to metastatic disease in lung and colon cancer, with an estimated 60,000 patients in the United States in 2006, where such drugs are currently approved. We have conducted three small clinical research studies in lung cancer, colon cancer and head and neck cancer which allowed us to identify and file patent applications on a number of genes which may predict the response to EGFR inhibitors. Further clinical development may require partnerships with pharmaceutical companies that have access to appropriate clinical trial specimens.

In July 2005, we signed a collaborative agreement with Bristol-Myers Squibb Company and ImClone Systems Incorporated to develop a genomic test to predict the likelihood of response to Erbitux in colorectal carcinoma. Erbitux is a targeted therapy currently approved for the treatment of metastatic colorectal carcinoma. The agreement provides for research funding support and milestone payments and provides us commercial rights to diagnostic tests that result from the collaboration. We are currently conducting studies in collaboration with Bristol-Myers Squibb and ImClone, the results of which will determine the next steps in developing a test to predict Erbitux benefit.

Targeted therapies in breast cancer

We entered into collaborative agreements with Aventis and the Eastern Cooperative Oncology Group to investigate the ability of gene expression in FPE tissues to predict the likelihood of response to adjuvant chemotherapy, including the taxane Taxotere, in patients with early breast cancer and zero to three involved lymph nodes. The agreements provide us with commercial rights to diagnostic tests that may result from the collaboration. Initial studies are underway and the results will guide us in determining the next steps in an effort to develop a test to predict the likelihood of benefit from Taxotere.

Our strategy

Our goal is to improve the quality of treatment decisions for cancer patients by providing individualized information to patients and their physicians through the genomic analysis of tumor biopsies. Key elements of our strategy include:

•	Deliver high-value genomic-based diagnostics. We believe that treatment decisions are currently being made with little understanding of the molecular profile of each tumor and that economic inefficiencies result in the healthcare system when crucial and expensive treatment decisions are made based on inadequate and often subjective information. Our strategy is to identify treatment decisions that can benefit from, and be guided by, the patient’s individual genomic information. We are focused on developing high-value tests that address these treatment decisions, with the goal of making our genomic-based tests a standard of care. Our value lies in our ability to deliver individualized information during the crucial period of time after diagnosis but prior to the decision to undergo a specific cancer treatment.

•	Achieve broad-based adoption and reimbursement. We intend to continue to build a strong sales, marketing and reimbursement effort by interacting directly with medical and surgical oncologists, pathologists and payors. Because oncology is a concentrated specialty, we believe that a focused marketing organization and specialized sales force can effectively serve the oncology community and provide us with a competitive advantage. We believe our direct sales approach, coupled with our plans to continue to conduct multiple clinical studies with results published in peer-reviewed journals, will continue to increase patient and physician demand and the number of favorable reimbursement coverage decisions by payors.

•	Enhance existing products and technologies. Our goal is to enhance our marketed products by validating additional individualized patient information to improve treatment planning. We also intend to deliver added value by expanding the clinical categories of patients we can address within a cancer population. For example, we plan to expand our breast cancer product to address late-stage breast cancer patients as well as questions about the responsiveness of an individual tumor to therapeutic agents such as aromatase inhibitors and taxanes. We believe that continuous innovation can sustain a competitive advantage by delivering more information to physicians in comparison with new competitive products entering the market.

•	Apply our clinical development platform to other cancers. We are applying our clinical development platform to address multiple cancers for which quantitative molecular pathology could improve the assessment of the risk of disease progression and the prediction of response to therapy. We are beginning to expand our focus beyond breast cancer and have a colon cancer test in development. We plan to further expand into prostate, renal cell and lung cancers and melanoma. We designed our clinical development platform to enable us to conduct clinical studies with clinical study groups and opinion leaders using archived biopsy specimens with years of associated patient data to correlate genomic information to clinical outcomes.

Other information

Genomic Health was incorporated in Delaware in August 2000. Our executive offices are located at 301 Penobscot Drive, Redwood City, California 94063. Our telephone number at this location is (650) 556-9300. Our website is www.genomichealth.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered by Genomic Health	3,000,000 shares

Common stock to be outstanding after this offering	27,634,186 shares

Use of proceeds	We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital and capital expenditures. See “Use of proceeds” on page S-32.

Risk factors	See the “Risk factors” section of this prospectus supplement for a discussion of factors to consider before deciding to purchase shares of our common stock.

NASDAQ Global Market symbol	GHDX

Unless otherwise noted, all information in this prospectus supplement assumes no exercise of the overallotment option granted to the underwriters. The number of shares of common stock to be outstanding after this offering is based on 24,634,186 shares of common stock outstanding as of May 1, 2007 and excludes:

•	3,005,607 shares of common stock issuable upon the exercise of stock options outstanding as of May 1, 2007 at a weighted average exercise price of $9.94 per share; and

•	3,099,874 shares of common stock available for future issuance under our stock option plan as of May 1, 2007.

Entities affiliated with one of our directors and principal stockholders, Julian C. Baker, have indicated an interest in purchasing up to 1,000,000 shares of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, the Baker entities may purchase fewer shares in this offering.

Summary consolidated financial and operating data

We derived the summary consolidated financial data for the years ended December 31, 2004 through 2006 from our audited consolidated financial statements. The summary consolidated financial information as of and for the three months ended March 31, 2006 and 2007 has been derived from our unaudited consolidated financial statements. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007. You should read this information in conjunction with our consolidated financial statements and the related notes contained in our annual and quarterly reports that we have filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information in those statements. Historical results are not necessarily indicative of the results to be expected in the future.

				Three months ended
(in thousands,	Year ended December 31,			March 31,
except share, per share and operating data)	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)

Consolidated statements of operations data:
Revenues:
Product revenues	$227	$4,823	$27,006	$4,189	$13,146
Contract revenues	100	379	2,168	871	942

Total revenues	327	5,202	29,174	5,060	14,088
Operating expenses(1):
Cost of product revenues	1,828	6,249	9,908	2,059	3,847
Research and development	10,040	9,465	12,841	2,711	5,170
Selling and marketing	9,856	15,348	24,625	5,095	8,153
General and administrative	3,869	6,485	12,765	2,622	4,089

Total operating expenses	25,593	37,547	60,139	12,487	21,259

Loss from operations	(25,266)	(32,345)	(30,965)	(7,427)	(7,171)
Interest and other income (expense), net	271	984	2,045	597	321

Net loss	$(24,995)	$(31,361)	$(28,920)	$(6,830)	$(6,850)

Basic and diluted net loss per share	$(13.82)	$(4.15)	$(1.18)	$(0.28)	$(0.28)

Shares used in computing basic and diluted net loss per share	1,808,022	7,557,106	24,508,845	24,480,267	24,561,164

Operating data:
Tests delivered for use in treatment planning	549	7,065	14,506	2,923	5,459

(1)	Includes non-cash charges for stock-based compensation expense as follows:

	Year ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)

Cost of product revenues	$5	$53	$167	$32	$78
Research and development	42	323	821	175	393
Selling and marketing	38	274	779	156	356
General and administrative	106	426	1,137	206	456

	$191	$1,076	$2,904	$569	$1,283

The as adjusted column in the consolidated balance sheet data below gives effect to the sale of 3,000,000 shares of common stock by us in this offering at an assumed public offering price of $15.94 per share (based on the last reported sale price on May 11, 2007), after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

As of March 31, 2007 (in thousands)	Actual	As adjusted

	(unaudited)

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$35,095	$79,646
Working capital	30,963	75,514
Total assets	52,599	97,150
Notes payable, short-term	2,617	2,617
Notes payable, long-term	4,045	4,045
Accumulated deficit	(131,953)	(131,953)
Total stockholders’ equity	36,340	80,891

A $1.00 increase or decrease in the assumed public offering price of $15.94 per share would increase or decrease each of as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this preliminary prospectus supplement, remains the same and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

Risk factors

Before you participate in this offering, you should be aware that there are various risks in making an investment in our common stock, including the ones listed below. You should carefully consider these risk factors and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus in evaluating this offering.

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks related to our company

We are an early stage company with a history of losses, and we expect to incur net losses for the foreseeable future.

We have incurred substantial net losses since our inception. For the three months ended March 31, 2007 and the year ended December 31, 2006, we incurred net losses of $6.9 million and $28.9 million, respectively. From our inception in August 2000 through March 31, 2007, we had an accumulated deficit of approximately $132.0 million. To date, we have not achieved, and we may never achieve, revenues sufficient to offset expenses. We expect to devote substantially all of our resources to continue commercializing and enhancing our existing test, Oncotype DX, and to develop future tests.

We expect to incur additional losses in the future, and we may never achieve profitability. We do not expect our losses to be substantially mitigated by revenues from Oncotype DX or future products, if any, for a number of years.

We expect to continue to incur significant research and development expenses, which may make it difficult for us to achieve profitability.

In recent years, we have incurred significant costs in connection with the development of Oncotype DX. Our research and development expenses were $5.2 million for the three months ended March 31, 2007 and $12.8 million for the year ended December 31, 2006. We expect our research and development expense levels to remain high for the foreseeable future as we seek to expand the clinical utility of our existing test and develop new tests. As a result, we will need to generate significant revenues in order to achieve profitability. Our failure to achieve profitability in the future could cause the market price of our common stock to decline.

If third-party payors, including managed care organizations and Medicare, do not provide reimbursement or rescind their reimbursement policies for Oncotype DX, its commercial success could be compromised.

Oncotype DX has a current list price of $3,460. Physicians and patients may decide not to order Oncotype DX unless third-party payors, such as managed care organizations as well as government payors such as Medicare and Medicaid, pay a substantial portion of the test’s price. There is significant uncertainty concerning third-party reimbursement of any test incorporating new technology, including Oncotype DX. Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that tests using our technologies are:

•	not experimental or investigational,

•	medically necessary,

•	appropriate for the specific patient,

•	cost-effective, and

•	supported by peer-reviewed publications.

Since each payor makes its own decision as to whether to establish a policy to reimburse, seeking these approvals is a time-consuming and costly process. To date, we have secured policy-level reimbursement approval from a limited number of third-party payors and have a limited number of approvals for state Medicaid programs. Payments from these payors represented the majority of our revenues in the quarter ended March 31, 2007. We cannot be certain that coverage for Oncotype DX will be provided in the future by any third-party payors.

Several entities conduct technology assessments of new medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments may be used by third-party payors and health care providers such as Blue Cross and Blue Shield plans, which collectively provide healthcare coverage for nearly one-third of all Americans, as grounds to deny coverage for a test or procedure. Oncotype DX has received negative assessments and may receive additional negative assessments in the future. For example, in early 2005, the Medical Advisory Panel of the Blue Cross and Blue Shield Association’s Technology Evaluation Center, a technology assessment group, concluded that the existing clinical data in support of Oncotype DX did not meet the panel’s technology criteria for clinical effectiveness and appropriateness.

In January 2006, NHIC, the California Medicare contractor with responsibility for processing and paying claims submitted by us, released a local coverage determination providing coverage for Oncotype DX when used in accordance with the terms of the determination. The local coverage determination is effective for Oncotype DX tests provided on or after February 27, 2006. Until recently, there had been some question as to whether claims for Oncotype DX tests performed on Medicare beneficiaries who were hospital inpatients at the time the tumor tissue samples were obtained may be billed by us to NHIC or must be incorporated in the payment that the hospital receives for their services related to the patient’s breast cancer. As of March 31, 2007, the volume of patients who fell into this category represented approximately 2% of our total testing population.

Based on a final rule effective January 1, 2007, we are permitted to submit claims to NHIC for Oncotype DX tests performed on Medicare beneficiaries who were hospital inpatients or outpatients at the time the tumor tissue samples were obtained, but only if the test was ordered at least 14 days following the date of the patient’s discharge from the hospital and where other specified conditions are met. We are in the process of making arrangements with hospitals for payment of the test when performed for the small portion of Medicare beneficiaries, representing approximately 3% of our total testing population, who are hospital inpatients or outpatients at the time specimens are collected and who do not meet criteria under the final rule for billing by us. Finally, we have been engaged in discussions with the Centers for Medicare/Medicaid Services, or CMS, about the application of the final rule to hospital outpatients, including the effective date and any transition policy for compliance with the final rule. We believe the final rule should not apply to the Oncotype DX tests performed on tumor tissue samples obtained while the patient is a hospital outpatient, and that tests performed on tissue samples taken from hospital outpatients should be billable by us under the Medicare program, regardless of when the testing of such tissue samples takes place. While we are continuing to pursue this matter, at this point, CMS intends for the final rule to apply to outpatients as well as inpatients, and we are notifying hospitals accordingly.

Insurers, including managed care organizations as well as government payors such as Medicare, have increased their efforts to control the cost, utilization and delivery of health care services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services may be implemented from time to time. Reductions in the reimbursement rates of other third-party payors have occurred and may occur in the future. These measures have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry.

Medicare currently contracts with a large number of fiscal intermediaries and carriers that are responsible for processing and paying claims. Within the next few years, Medicare is expected to reduce this number to fifteen regional Medical Administrative Contractors, or MACs. Regardless which contractor is awarded the MAC contract for the region covering California, we cannot be certain that we will continue to have a favorable local coverage determination under the Medicare program.

If we are unable to obtain reimbursement approval from private payors and Medicare and Medicaid programs for Oncotype DX, or if the amount reimbursed is inadequate, our ability to generate revenues from Oncotype DX could be limited. Even if we are being reimbursed, insurers may withdraw their coverage policies or cancel their contracts with us at any time or stop paying for our test which would reduce our revenue.

If FDA were to begin regulating our test, we could be forced to stop sales of Oncotype DX, we could experience significant delays in commercializing any future products, we could incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for or reimbursement of our test.

Clinical laboratory tests like Oncotype DX are regulated under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, as administered through the CMS, as well as by applicable state laws. Diagnostic kits that are sold and distributed through interstate commerce are regulated as medical devices by FDA. Clinical laboratory tests that are developed and validated by a laboratory for its own use are called laboratory development tests, or LDTs. Most LDTs currently are not subject to FDA regulation, although reagents or software provided by third parties and used to perform LDTs may be subject to regulation. We believe that Oncotype DX is not a diagnostic kit and also believe that it is an LDT. As a result, we believe Oncotype DX should not be subject to regulation under established FDA policies. The container we provide for collection and transport of tumor samples from a pathology laboratory to our laboratory is a medical device subject to FDA regulation but is currently exempt from pre-market review by FDA.

In January 2006, we received a letter from FDA regarding Oncotype DX inviting us to meet with FDA to discuss the nature and appropriate regulatory status of our test and the least burdensome ways that we may fulfill any FDA pre-market review requirements that may apply. In September 2006, FDA issued draft guidance on a new class of tests called “In Vitro Diagnostic Multivariate Index Assays.” This draft guidance represents the first public discussion surrounding FDA’s position regarding the regulation of certain laboratory-developed tests. Under this draft guidance, Oncotype DX could be classified as either a Class II or a Class III medical device, which may require varying levels of FDA pre-market review depending upon intended use and on the level of control necessary to assure the safety and effectiveness of the test. The draft guidance was open for public comment until March 5, 2007, during which time we and others submitted comments on the draft guidance. In addition, FDA held a public meeting on February 8, 2007 at which several interested parties commented on the draft guidance.

We cannot provide any assurance that FDA regulation, including pre-market review, will not be required in the future for Oncotype DX, either through new enforcement policies adopted by FDA or new legislation enacted by Congress. On March 1, 2007, Senator Edward Kennedy introduced the Laboratory Test Improvement Act which, if enacted as introduced, would deem laboratory-developed tests to be medical devices subject to labeling and registration requirements for laboratory-developed tests as set forth in the bill. On March 23, 2007, Senator Barack Obama introduced the Genomics and Personalized Medicine Act of 2007 which, if enacted as introduced, would call for an Institute of Medicine study to make recommendations to improve federal oversight and regulation of genetic tests and would also require the Secretary of the U.S. Department of Health and Human Services, or HHS, to implement a decision matrix, taking into consideration the recommendations of the Institute of Medicine report, to improve the oversight and regulation of genetic tests. In addition, on May 9, 2007, the Senate passed the Food and Drug Administration Revitalization Act, which included an amendment, introduced by Senator Obama, calling for the Institute of Medicine to conduct a study to assess the overall safety and quality of genetic tests and prepare a report that includes recommendations to improve federal oversight and regulation of genetic tests. The House of Representatives has not considered comparable legislation at this point. It is unclear whether any of these proposals will be passed by Congress. If one of these proposals does pass, it is unclear what the final legislative language would be. It is possible that one of these proposals will be enacted into law and may result in increased regulatory burdens for us to continue to offer the Oncotype DX test.

On March 26, 2007, the Secretary’s Advisory Committee on Genetics, Health and Society discussed a charge the Committee was given by the Secretary of HHS to make recommendations about the oversight of genetic testing. Draft recommendations are expected to be submitted to the Secretary in the summer of 2007.

On May 9, 2007, FDA issued a guidance document “Class II Special Controls Guidance Document: Gene Expression Profiling Test System for Breast Cancer Prognosis.” This guidance document was developed to support the classification of gene expression profiling test systems for breast cancer prognosis into Class II. We do not believe the release of this guidance document directly or immediately impacts the status of FDA’s draft guidance on In Vitro Diagnostic Multivariate Index Assays. We are studying this guidance document and may submit comments on the guidance to FDA in the future.

If pre-market review is required, our business could be negatively impacted until such review is completed and approval or clearance to market is obtained, and FDA could require that we stop selling our test pending pre-market clearance or approval. If our test is allowed to remain on the market but there is uncertainty about our test or if it is labeled investigational by FDA, orders or reimbursement may decline. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and submitting a pre-market clearance notice or filing a pre-market approval application with FDA. Further, if pre-market review is required by FDA, there can be no assurance that our test will be cleared or approved on a timely basis, if at all. If pre-market review is required, there is no assurance that FDA-cleared or approved indications for use would include use of our test for treatment decision-making. If FDA-cleared or approved indications for use do not include use of the Oncotype DX for treatment decision-making or expressly disclaim such use, this could negatively impact orders and reimbursement. Ongoing compliance with FDA regulations would increase the cost of conducting our business, and subject us to inspection by FDA and to the requirements of FDA and penalties for failure to comply with these requirements. It is possible we may decide voluntarily to pursue FDA pre-market review of Oncotype DX if we determine that doing so would be appropriate.

Should any of the reagents obtained by us from vendors and used in conducting our LDT be affected by future regulatory actions, our business could be adversely affected by those actions, including increasing the cost of testing or delaying, limiting or prohibiting the purchase of reagents necessary to perform testing. Pre-market review, whether mandatory or voluntary, could require a significant diversion of funds currently earmarked for new product development and could negatively impact current and potential payor coverage policies.

If we were required to conduct additional clinical trials prior to marketing our test, those trials could lead to delays or failure to obtain necessary regulatory approvals and harm our ability to become profitable.

If FDA decides to regulate our test, it may require extensive pre-market clinical testing prior to submitting a regulatory application for commercial sales. If we are required to conduct pre-market clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials properly. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory approval for our test. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our test, or to become profitable.

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA to perform testing. To renew this certificate, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our laboratory. Currently, CLIA regulations do not include specific standards for a genetic specialty. Recently introduced legislation as well as a citizen petition submitted by a group of public policy organizations have called for the creation of a genetic specialty under CLIA. If a genetic specialty is created under CLIA, we may be required to comply with new standards in order to maintain a certificate of accreditation to perform testing.

We are also required to maintain a license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. Moreover, several states require that we hold licenses to test specimens from patients residing in those states. Other states have similar requirements or may adopt similar requirements in the future. Finally, we may be subject to regulation in foreign jurisdictions as we seek to expand international distribution of our test.

If we were to lose our CLIA accreditation or California license, whether as a result of a revocation, suspension or limitation, we would no longer be able to sell Oncotype DX, which would limit our revenues and harm our business. If we were to lose our license in other states where we are required to hold licenses, we would not be able to test specimens from those states.

We are subject to other regulation by both the federal government and the states in which we conduct our business, including:

•	Medicare billing and payment regulations applicable to clinical laboratories;

•	the federal Medicare and Medicaid Anti-kickback Law and state anti-kickback prohibitions;

•	the federal physician self-referral prohibition, commonly known as the Stark Law, and the state equivalents;

•	the federal Health Insurance Portability and Accountability Act of 1996;

•	the Medicare civil money penalty and exclusion requirements; and

•	the federal civil and criminal False Claims Act.

We have adopted policies and procedures designed to comply with these laws, including policies and procedures relating to financial arrangements between us and physicians who refer patients to us. In the ordinary course of our business, we conduct internal reviews of our compliance with these laws. Our compliance is also subject to governmental review. The growth of our business and sales organization may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Our financial results depend on sales of one test, Oncotype DX, and we will need to generate sufficient revenues from this and other tests to run our business.

For the foreseeable future, we expect to derive substantially all of our revenues from sales of one test, Oncotype DX. We have been selling this test since January 2004. We are in various stages of research and development for other tests that we may offer as well as for enhancements to our existing test. We do not currently expect to commercialize tests for colon cancer until 2009, and we are not currently able to estimate when we may be able to commercialize tests for other cancers or whether we will be successful in doing so. If we are unable to increase sales of Oncotype DX or to successfully develop and commercialize other tests or enhancements, our revenues and our ability to achieve profitability would be impaired, and the market price of our common stock could decline.

We may experience limits on our revenues if physicians decide not to order our test.

If medical practitioners do not order Oncotype DX or any future tests developed by us, we will likely not be able to create demand for our products in sufficient volume for us to become profitable. To generate demand, we will need to continue to make oncologists, surgeons and pathologists aware of the benefits of Oncotype DX and any products we may develop in the future through published papers, presentations at scientific conferences and one-on-one education by our sales force. In addition, we will need to demonstrate our ability to obtain adequate reimbursement coverage from third-party payors.

Existing guidelines and practices regarding the treatment of breast cancer recommend that chemotherapy be considered in most cases, including many cases in which our test may indicate that, based on our clinical trial results, chemotherapy is of little or no benefit. Accordingly, physicians may be reluctant to order a test that may suggest recommending against chemotherapy in treating breast cancer where current guidelines recommend consideration of such treatment. Moreover, our test provides quantitative information not currently provided by pathologists and it is performed at our facility rather than by the pathologist in a local laboratory, so pathologists may be reluctant to order or support our test. These facts may make it difficult for us to convince medical practitioners to order Oncotype DX for their patients, which could limit our ability to generate revenues and our ability to achieve profitability.

We may experience limits on our revenues if patients decide not to use our test.

Some patients may decide not to order our test due to its price, part or all of which may be payable directly by the patient if the applicable payor denies reimbursement in full or in part. Even if medical practitioners recommend that their patients use our test, patients may still decide not to use Oncotype DX, either because they do not want to be made aware of the likelihood of recurrence or they wish to pursue a particular course of therapy regardless of test results. If only a small portion of the patient population decides to use our test, we will experience limits on our revenues and our ability to achieve profitability.

If we are unable to develop products to keep pace with rapid technological, medical and scientific change, our operating results and competitive position would be harmed.

In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. For example, technologies in addition to ours now reportedly permit measurement of gene expression in FPE tissue specimens. Also, new hormonal therapies such as aromatase inhibitors are viewed by physicians as promising therapies for breast cancer with more tolerable side effects than those associated with tamoxifen, the hormonal therapy commonly used today in treatment. For advanced cancer, new chemotherapeutic strategies are being developed that may increase survival time and reduce toxic side effects. These advances require us continuously to develop new products and enhance existing products to keep pace with evolving standards of care. Our test could become obsolete unless we continually innovate and expand our product to demonstrate recurrence and treatment benefit in patients treated with new therapies. New treatment therapies typically have only a few years of clinical data associated with them, which limits our ability to perform clinical studies and correlate sets of genes to a new treatment’s effectiveness. If we are unable to demonstrate the applicability of our test to new treatments, then sales of our test could decline, which would harm our revenues.

Our rights to use technologies licensed from third parties are not within our control, and we may not be able to sell our products if we lose our existing rights or cannot obtain new rights on reasonable terms.

We license from third parties technology necessary to develop our products. For example, we license technology from Roche Molecular Systems, Inc. that we use to analyze genes for possible inclusion in our tests and that we use in our laboratory to conduct our test. In return for the use of a third party’s technology, we may agree to pay the licensor royalties based on sales of our products. Royalties are a component of cost of product revenues and impact the margin on our test. We may need to license other technology to commercialize future products. Our business may suffer if these licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or if we are unable to enter into necessary licenses on acceptable terms.

Our competitive position depends on maintaining intellectual property protection.

Our ability to compete and to achieve and maintain profitability depends on our ability to protect our proprietary discoveries and technologies. We currently rely on a combination of patent applications, copyrights, trademarks, trade secret laws and confidentiality agreements, material data transfer agreements, license agreements and invention assignment agreements to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Patents may be granted to us jointly with other organizations, and while we may have a right of first refusal, we cannot guarantee that a joint owner will not license rights to another party, and cannot guarantee that a joint owner will cooperate with us in the enforcement of patent rights.

As of March 31, 2007, we had two issued patents, one of which was issued jointly to us and to the NSABP. Our pending patent applications may not result in issued patents, and we cannot assure you that our issued patent or any patents that might ultimately be issued by the U.S. Patent and Trademark Office will protect our technology. Any patents that may be issued to us might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

From time to time, the United States Supreme Court, other federal courts, the U.S. Congress or the U.S. Patent and Trademark Office may change the standards of patentability and any such changes could have a negative impact on our business.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of treble damages.

We have received notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights and may from time to time receive additional notices. Some of these claims may lead to litigation. We cannot assure you that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management’s attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party’s patent) to the party claiming infringement, develop non-infringing technology, stop selling our test or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. In addition, revising our test to include the non-infringing technologies would require us to re-validate our test, which would be costly and time consuming. Also, we may be unaware of pending patent applications that relate to our test. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our test or using technology that contains the allegedly infringing intellectual property, which could harm our business.

There are a number of patents and patent applications that may constitute prior art in the field of genomic-based diagnostics. We may be required to pay royalties, damages and costs to firms who own the rights to these patents, or we might be restricted from using any of the inventions claimed in those patents.

If we are unable to compete successfully, we may be unable to increase or sustain our revenues or achieve profitability.

Our principal competition comes from existing diagnostic methods used by pathologists and oncologists. These methods have been used for many years and are therefore difficult to change or supplement. In addition, companies offering capital equipment and kits or reagents to local pathology laboratories represent another source of potential competition. These kits are used directly by the pathologist, which facilitates adoption more readily than tests like Oncotype DX that are performed outside the pathology laboratory. In addition, few diagnostic methods are as expensive as Oncotype DX.

We also face competition from many companies that offer products or have conducted research to profile genes, gene expression or protein expression in breast cancer, including Agendia B.V., Applied Genomics, Inc., AviaraDX, Celera Genomics, a business segment of Applera Corporation, and Exagen Diagnostics, Inc. Commercial laboratories with strong distribution networks for diagnostic tests, such as Genzyme Corporation, Laboratory Corporation of America Holdings and Quest Diagnostics Incorporated, may become competitors. Other potential competitors include companies that develop diagnostic tests such as Bayer Diagnostics, a division of Siemens AG, Roche Diagnostics, a division of F. Hoffmann-La Roche Ltd, and Veridex LLC, a Johnson & Johnson company, as well as other companies and academic and research institutions. Our competitors may invent and commercialize technology platforms that compete with ours. In addition, in December 2005, the federal government allocated a significant amount of funding to The Cancer Genome Atlas, a project aimed at developing a comprehensive catalog of the genetic mutations and other genomic changes that occur in cancers and maintaining the information in a free public database. As more information regarding cancer genomics becomes available to the public, we anticipate that more products aimed at identifying targeted treatment options will be developed and these products may compete with ours.

Our test is considered relatively expensive for a diagnostic test, and we expect to raise prices in the future. This could impact reimbursement of and demand for Oncotype DX. Many of our present and potential competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. Others may develop lower-priced, less complex tests that could be viewed by physicians and payors as functionally equivalent to our test, which could force us to lower the list price of our test and impact our operating margins and our ability to achieve profitability. Some competitors have developed tests cleared for marketing by FDA. There may be a marketing differentiation or perception that an FDA-cleared test is more desirable than Oncotype DX, and that may discourage adoption and reimbursement of our test. If we are unable to compete successfully against current or future competitors, we may be unable to increase market acceptance for and sales of our test, which could prevent us from increasing or sustaining our revenues or achieving or sustaining profitability and could cause the market price of our common stock to decline.

Our research and development efforts will be hindered if we are not able to contract with third parties for access to archival tissue samples.

Under standard clinical practice in the United States, tumor biopsies removed from patients are chemically preserved and embedded in paraffin wax and stored. Our clinical development relies on our ability to secure access to these archived tumor biopsy samples, as well as information pertaining to their associated clinical outcomes. Others have demonstrated their ability to study archival samples and often compete with us for access. Additionally, the process of negotiating access to archived samples is lengthy since it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters. If we are not able to negotiate access to archival tumor tissue samples with hospitals and collaborators, or if other laboratories or our competitors secure access to these samples before us, our ability to research, develop and commercialize future products will be limited or delayed.

If we cannot maintain our current clinical collaborations and enter into new collaborations, our product development could be delayed.

We rely on and expect to continue to rely on clinical collaborators to perform a substantial portion of our clinical trial functions. If any of our collaborators were to breach or terminate its agreement with us or otherwise fail to conduct its collaborative activities successfully and in a timely manner, the research, development or commercialization of the products contemplated by the collaboration could be delayed or terminated. If any of our collaboration agreements is terminated, or if we are unable to renew those collaborations on acceptable terms, we would be required to seek alternative collaborations. We may not be able to negotiate additional collaborations on acceptable terms, if at all, and these collaborations may not be successful.

In the past, we have entered into clinical trial collaborations with highly regarded organizations in the cancer field, including the NSABP and Northern California Kaiser Permanente. Our success in the future depends in part on our ability to enter into agreements with other leading cancer organizations. This can be difficult due to internal and external constraints placed on these organizations. Some organizations may limit the number of collaborations they have with any one company so as to not be perceived as biased or conflicted. Organizations may also have insufficient administrative and related infrastructure to enable collaborations with many companies at once, which can extend the time it takes to develop, negotiate and implement a collaboration. Additionally, organizations often insist on retaining the rights to publish the clinical data resulting from the collaboration. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for a test such as ours, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenues from any product that may result from a collaboration.

From time to time we expect to engage in discussions with potential clinical collaborators which may or may not lead to collaborations. However, we cannot guarantee that any discussions will result in clinical collaborations or that any clinical studies which may result will be enrolled or completed in a reasonable time frame or with successful outcomes. Once news of discussions regarding possible collaborations are known in the medical community, regardless of whether the news is accurate, failure to announce a collaborative agreement or the entity’s announcement of a collaboration with an entity other than us may result in adverse speculation about us, our product or our technology, resulting in harm to our reputation and our business.

New test development involves a lengthy and complex process, and we may be unable to commercialize any of the tests we are currently developing.

We have multiple tests in various stages of development and devote considerable resources to research and development. For example, we are currently in the development stage of the application of our technology to predict recurrence and the therapeutic benefit of chemotherapy in colon cancer, and we are conducting early development studies in prostate, renal cell and lung cancers and melanoma. We plan to complete two studies in N+ breast cancer with Oncotype DX in 2007. There can be no assurance that our technologies will be capable of reliably predicting the recurrence of other types of breast cancer or other cancers, such as colon, with the sensitivity and specificity necessary to be clinically and commercially useful for the treatment of other cancers, or that we can develop those technologies at all. In addition, before we can develop diagnostic tests for new cancers and commercialize any new products, we will need to:

•	conduct substantial research and development;

•	conduct validation studies;

•	expend significant funds; and

•	develop and scale our laboratory processes to accommodate different tests.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

•	failure of the product at the research or development stage;

•	difficulty in accessing archival tissue samples, especially tissue samples with known clinical results; or

•	lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and success in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop products, we will have to make significant investments in product development, marketing and selling resources. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we would likely abandon the development of the product or product feature that was the subject of the clinical trial, which could harm our business.

The loss of key members of our senior management team or our inability to retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our success depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions. The efforts of each of these persons together will be critical to us as we continue to develop our technologies and testing processes and as we attempt to transition to a company with more than one commercialized product. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

Our research and development programs and commercial laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians, including geneticists, licensed laboratory technicians, chemists, biostatisticians and engineers. We may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among life science businesses, particularly in the San Francisco Bay Area. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. In addition, our success depends on our ability to attract and retain salespeople with extensive experience in oncology and close relationships with medical oncologists, surgeons, pathologists and other hospital personnel. We may have difficulties locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of our products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to support our discovery, development and sales programs. All of our employees are at-will employees, which means that either we or the employee may terminate their employment at any time.

If our sole laboratory facility becomes inoperable, we will be unable to perform our test and our business will be harmed.

We do not have redundant laboratory facilities. We perform all of our diagnostic testing in our laboratory located in Redwood City, California. Redwood City is situated on or near earthquake fault lines. Our facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding and power outages, which may render it difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

In order to rely on a third party to perform our tests, we could only use another facility with established state licensure and CLIA accreditation under the scope of which Oncotype DX could be performed following validation and other required procedures. We cannot assure you that we would be able to find another CLIA-certified facility willing to adopt Oncotype DX and comply with the required procedures, or that this laboratory would be willing to perform the tests for us on commercially reasonable terms. In order to establish a redundant laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. Additionally, any new clinical laboratory facility opened by us would be subject to certification under CLIA and licensed by several states, including California and New York, which can take a significant amount of time and result in delays in our ability to begin operations.

Changes in healthcare policy could subject us to additional regulatory requirements that may interrupt commercialization of Oncotype DX and increase our costs.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments. We developed our commercialization strategy for Oncotype DX based on existing healthcare policies. Changes in healthcare policy, such as the creation of broad limits for diagnostic products in general or requirements that Medicare patients pay for portions of tests or services received, could substantially interrupt the sales of Oncotype DX, increase costs and divert management’s attention. For example, in 1989, the U.S. Congress passed federal self-referral prohibitions commonly known as the Stark Law, significantly restricting, regulating and changing laboratories’ relationships with physicians. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

We rely on a limited number of suppliers or, in some cases, a sole supplier, for some of our laboratory instruments and materials and may not be able to find replacements in the event our supplier no longer supplies that equipment.

We rely solely on Applied Biosystems, a division of Applera Corporation, to supply some of the laboratory equipment on which we perform our tests. We periodically forecast our needs for laboratory equipment and enter into standard purchase orders with Applied Biosystems based on these forecasts. We believe that there are relatively few equipment manufacturers other than Applied Biosystems that are currently capable of supplying the equipment necessary for Oncotype DX. Even if we were to identify other suppliers, there can be no assurance that we will be able to enter into agreements with such suppliers on a timely basis on acceptable terms, if at all. If we should encounter delays or difficulties in securing from Applied Biosystems the quality and quantity of equipment we require for Oncotype DX, we may need to reconfigure our test process, which would result in delays in commercialization or an interruption in sales. If any of these events occur, our business and operating results could be harmed. Additionally, if Applied Biosystems deems us to have become uncreditworthy, it has the right to require alternative payment terms from us, including payment in advance. We are also required to indemnify Applied Biosystems against any damages caused by any legal action or proceeding brought by a third party against Applied Biosystems for damages caused by our failure to obtain required approval with any regulatory agency.

We also rely on a several sole suppliers for certain laboratory materials which we use to perform our tests. While we have developed alternate sourcing strategies for these materials, we cannot be certain that these strategies will be effective. If we should encounter delays or difficulties in securing these laboratory materials, delays in commercialization or an interruption in sales could occur.

If we are unable to support demand for our test, our business may suffer.

We recently completed the expansion of our clinical laboratory facilities and have ramped up our testing capacity. We have begun to implement increases in scale and related processing, customer service, billing and systems process improvements, and to expand our internal quality assurance program to support testing on a larger scale. We will also need additional certified laboratory scientists and other scientific and technical personnel to process our tests. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available. Failure to implement necessary procedures or to hire the necessary personnel could result in higher cost of processing or an inability to meet market demand. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand. If we encounter difficulty meeting market demand for Oncotype DX, our reputation could be harmed and our future prospects and our business could suffer.

We may be unable to manage our future growth effectively, which would make it difficult to execute our business strategy.

Future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place strain on our administrative and operational infrastructure, including customer service and our clinical laboratory. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy.

If we were sued for product liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our test could lead to the filing of product liability claims if someone were to allege that our test failed to perform as it was designed. We may also be subject to liability for errors in the information we provide to customers or for a misunderstanding of, or inappropriate reliance upon, the information we provide. A product liability claim could result in substantial damages and be costly and time consuming for us to defend. Although we believe that our existing product liability insurance is adequate, we cannot assure you that our insurance would fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to our reputation, result in the recall of our products, or cause current collaborators to terminate existing agreements and potential collaborators to seek other partners, any of which could impact our results of operations.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require the controlled use of potentially harmful biological materials, hazardous materials and chemicals and may in the future require the use of radioactive compounds. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations might be significant and could negatively affect our operating results.

Our dependence on distributors for foreign sales of Oncotype DX could limit or prevent us from selling our test in foreign markets and from realizing long-term international revenue growth.

International sales as a percentage of net revenues are expected to remain minimal in the near term as we focus our efforts on the sale of Oncotype DX in the United States. We have established an exclusive distribution network to sell Oncotype DX in Israel and may enter into other similar arrangements in other countries in the future. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors to expand the territories in which we sell Oncotype DX. Distributors may not commit the necessary resources to market and sell Oncotype DX to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize long-term international revenue growth.

We may acquire other businesses or form joint ventures that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of complementary businesses and assets, as well as technology licensing arrangements. We also may pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings or distribution. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integration of an acquired company also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies for stock. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new tests and technologies.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations and research and development activities. Specifically, we may need to raise capital to, among other things:

•	sustain commercialization of our initial test or enhancements to that test;

•	increase our selling and marketing efforts to drive market adoption and address competitive developments;

•	further expand our clinical laboratory operations;

•	expand our technologies into other areas of cancer;

•	fund our clinical validation study activities;

•	expand our research and development activities;

•	acquire or license technologies; and

•	finance capital expenditures and our general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	the level of research and development investment required to maintain and improve our technology position;

•	costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	our need or decision to acquire or license complementary technologies or acquire complementary businesses;

•	changes in product development plans needed to address any difficulties in commercialization;

•	changes in the regulatory environment, including any decision by FDA to regulate our activities;

•	competing technological and market developments;

•	the rate of progress in establishing reimbursement arrangements with third-party payors; and

•	changes in regulatory policies or laws that affect our operations.

If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to scale back our operations or limit our research and development activities.

We must implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404’s requirements as to the effectiveness over our internal control over financial reporting and other requirements has increased our costs and required additional management resources. We will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy existing reporting requirements. If we fail to maintain or implement adequate controls, if we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting in future Form 10-K filings, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting in future Form 10-K filings, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Securities Exchange Act of 1934. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

Risks related to our common stock and this offering

Our operating results may fluctuate, which could cause our stock price to decrease.

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results and our share price may fluctuate from period to period due to a variety of factors, including:

•	demand by physicians and patients for Oncotype DX;

•	reimbursement decisions by third-party payors and announcements of those decisions;

•	clinical trial results and publication of results in peer-reviewed journals or the presentation at medical conferences;

•	the inclusion or exclusion of our products in large clinical trials conducted by others;

•	new or less expensive products and services or new technology introduced or offered by our competitors or us;

•	the level of our development activity conducted for new products, and our success in commercializing these developments;

•	the level of our spending on Oncotype DX commercialization efforts, licensing and acquisition initiatives, clinical trials, and internal research and development;

•	changes in the regulatory environment, including any announcement from FDA regarding its decisions in regulating our activities;

•	the impact of seasonality on our business;

•	changes in recommendations of securities analysts or lack of analyst coverage;

•	failure to meet analyst expectations regarding our operating results;

•	additions or departures of key personnel; and

•	general market conditions.

Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, the NASDAQ Global Market in general, and the market for life science companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

Our management has significant flexibility in using the net proceeds of this offering.

We intend generally to use the net proceeds from this offering for general corporate purposes. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. Therefore, our management will have significant flexibility in applying the net proceeds of this offering. The actual amounts and timing of expenditures will vary significantly depending on a number of factors, including the amount of cash used in our operations and our research and development efforts. Management’s failure to use these funds effectively would have an adverse effect on the value of our common stock and could make it more difficult and costly to raise funds in the future.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed public offering price of $15.94 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $13.02 per share in the net tangible book value of the common stock. If the underwriters exercise their over-allotment option, you will experience additional dilution.

If our principal stockholders, executive officers and directors choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

Our executive officers, directors and principal stockholders, and entities affiliated with them, will beneficially own in the aggregate approximately 46.1% of our common stock following this offering, and approximately 49.6% if the Baker entities purchase 1,000,000 shares in this offering. To the extent our principal stockholders, executive officers and directors purchase additional shares, in this offering or otherwise, this ownership concentration would increase. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Our executive officers, directors and principal stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control the management and affairs of our company. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

Future sales of shares by our stockholders could cause the market price of our common stock to drop, even if our business is doing well.

We cannot predict the effect, if any, that future sales of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. As of May 1, 2007, our executive officers, directors and principal stockholders, and entities affiliated with them, beneficially owned in the aggregate approximately 12,942,000 shares of our common stock. Other stockholders or groups of stockholders also hold significant amounts of our common stock. In addition, some of our existing stockholders have rights to require us to register their shares for public resale. The market price of our common stock could drop, and that drop could be significant, if stockholders sell substantial amounts of our shares, or are perceived by the market as intending to sell substantial amounts. These declines in our stock price could occur even if our business is otherwise doing well.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Anti-takeover provisions in our charter and bylaws and under Delaware law may make it difficult for you to change our management and may also make a takeover difficult.

Our corporate documents and Delaware law contain provisions that limit the ability of stockholders to change our management and may also enable our management to resist a takeover. These provisions include limitations on persons authorized to call a special meeting of stockholders and advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders. These provisions might discourage, delay or prevent a change of control or in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. In addition, the existence of these provisions might hinder or delay an attempted takeover other than through negotiations with our board of directors.

Forward-looking statements

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference contain forward-looking statements. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements in this prospectus supplement under the captions “Our company” and “Risk factors” as to our expectation that, for the foreseeable future, substantially all of our revenues will be derived from Oncotype DX; the factors we believe to be driving demand for Oncotype DX and our ability to sustain such demand; our expectation that our research and development expense levels will remain high as we seek to enhance Oncotype DX and develop new tests; our expectation that our general and administrative and sales and marketing expenses will increase and our anticipated uses of those funds; our expectations regarding capital expenditures; the factors that may impact our financial results; the expected timing of presentations or publications; the extent and duration of our net losses; our ability to comply with the requirements of being a public company; our ability to attract and retain experienced personnel; the impact changes in healthcare policy or regulation could have on our business; the adequacy of our product liability insurance; our ability to recognize revenues other than on a cash basis and when we expect we will recognize a majority of revenues upon providing tests; the level of investment in our sales force; the capacity of our commercial laboratory to process tests and our expected expanded capacity; our dependence on collaborative relationships and the success of those relationships; whether any tests will result from our collaborations; our belief that clinical results support our development of additional tests or enhancements to our current test; the applicability of clinical results to actual outcomes; our estimates and assumptions with respect to disease incidence; the ability of our test to impact treatment decisions; the economic benefits of our test to the healthcare system, our compliance with federal, state and foreign regulatory requirements; our expectation that product revenues will increase; how we intend to spend our existing cash and cash equivalents and how long we expect our existing cash to last; our expected future sources of cash; the potential impact resulting from any regulation of Oncotype DX by FDA and our belief that Oncotype DX is properly regulated under CLIA; our beliefs regarding reimbursement for Medicare inpatients; our plans to pursue reimbursement on a case-by-case basis; our ability, and expectations as to the amount of time it will take, to achieve successful reimbursement from third-party payors and government insurance programs; our intent to enter into additional foreign distribution arrangements; the factors that we believe will drive the establishment of coverage policies; the amount of future revenues that we may derive from Medicare patients or categories of patients; increases in patient and physician demand resulting from our direct sales approach; plans for enhancements of Oncotype DX to address different patient populations of breast cancer or to report single gene results; plans for, and the timeframe for the development and commercial launch of, future tests addressing multiple cancers; our expectations regarding when we may move another potential test into development; the outcome, timing or success of clinical trials; our intellectual property and our strategies regarding filing additional patent applications to strengthen our intellectual property rights; the impact of accounting pronouncements and our critical accounting policies, estimates, models and assumptions on our financial results; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our expectations regarding the use of net proceeds from this offering; and anticipated trends and challenges in our business and the markets in which we operate.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected. These risks and uncertainties include, but are not limited to, those risks discussed in “Risk factors,” as well as our ability to develop and commercialize new products; the risk of unanticipated delays in research and development efforts; the risk that we may not obtain reimbursement for our existing test and any future tests or test enhancements we may develop; the risks and uncertainties associated with the regulation of our test by FDA; the ability to compete against third parties; our ability to obtain capital when needed; and our history of operating losses. These forward-looking statements speak only as of the date of this prospectus supplement and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain statistical data that we obtained from reports generated by the American Cancer Society and by DaVinci Oncology Specialists, a division of The Mattson Jack Group, Inc., or that we derived from information contained in these reports. These reports generally indicate that they have obtained their information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

Use of proceeds

We estimate that the net proceeds from the sale of the 3,000,000 shares of our common stock that we are offering will be approximately $44.6 million, after deducting the estimated underwriting discount and estimated offering expenses we expect to pay and assuming a public offering price of $15.94 per share (based on the last reported sale price on May 11, 2007). If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $51.3 million. A $1.00 increase or decrease in the assumed public offering price of $15.94 per share would increase or decrease the net proceeds to us from this offering by $2.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

We currently expect to use the net proceeds of this offering for general corporate purposes, including expanding our selling and marketing capabilities, funding research and development activities and expanding our laboratory operations.

Our board of directors has broad discretion in determining how the proceeds of this offering will be applied. The timing and amount of our actual expenditures cannot be precisely determined at this time and will be based upon many factors, including:

•	the progress of our product development;

•	our research and development activities;

•	regulatory requirements;

•	our commercialization efforts;

•	our progress in obtaining reimbursement;

•	our future capital expenditures; and

•	the amount of cash required by our operations.

A portion of the proceeds may be used to acquire or invest in complementary businesses, technologies, services or products, although we have no current agreements or commitments for any such acquisition or investment.

Until we use the net proceeds of this offering, we intend to invest the funds in short-term, interest-bearing investment-grade securities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock, and do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future cash dividends, if any.

Capitalization

The following table describes our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2007:

•	on an actual basis; and

•	as adjusted to give effect to sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $15.94 per share (based on the last reported sale price on May 11, 2007), after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

You should read this information in conjunction with our consolidated financial statements and other financial information that are included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

As of March 31, 2007
(in thousands, except share data)	Actual	As adjusted

	(unaudited)

Cash, cash equivalents and short-term investments	$35,095	$79,646

Notes payable, long-term	4,045	4,045

Stockholders’ equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding actual and as adjusted	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 24,570,241 shares issued and outstanding actual, 27,570,241 shares issued and outstanding as adjusted	2	2
Additional paid-in capital	168,287	212,838
Accumulated other comprehensive income	4	4
Accumulated deficit	(131,953)	(131,953)

Total stockholders’ equity	36,340	80,891

Total capitalization	$40,385	$84,936

A $1.00 increase or decrease in the assumed public offering price of $15.94 per share would increase or decrease each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $2.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

The actual and as adjusted information set forth in the table excludes:

•	3,016,344 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 with a weighted average exercise price of $9.60 per share; and

•	3,156,151 shares of common stock available for future issuance under our stock option plan as of March 31, 2007.

Dilution

Our net tangible book value as of March 31, 2007 was $36.0 million, or $1.46 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of our common stock outstanding on that date. After giving effect to the sale by us of the 3,000,000 shares of our common stock, at an assumed public offering price of $15.94 per share (based on the last reported sale price on May 11, 2007) less the estimated underwriting discount and estimated offering expenses we expect to pay, our net tangible book value as of March 31, 2007 would have been $80.5 million, or $2.92 per share of common stock. This represents an immediate increase in the net tangible book value of $1.46 per share to our existing stockholders and an immediate dilution in net tangible book value of $13.02 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$15.94
Net tangible book value per share	$1.46
Increase per share attributable to new investors	1.46

Net tangible book value per share after this offering		2.92

Dilution per share to new investors		$13.02

A $1.00 increase or decrease in the assumed public offering price of $15.94 per share would increase or decrease our net tangible book value per share after this offering by $0.10 per share and the dilution per share to new investors in this offering by $0.90 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

If the underwriters exercise their overallotment option in full, our net tangible book value per share after this offering would increase to $3.11, which represents an increase in the net tangible book value of $1.65 per share to our existing stockholders and an immediate dilution in net tangible book value of $12.83 per share to new investors purchasing shares of common stock in this offering.

The number of shares of common stock outstanding as of March 31, 2007 excludes:

•	3,016,344 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 with a weighted average exercise price of $9.60 per share; and

•	3,156,151 shares of common stock available for future issuance under our stock option plan as of March 31, 2007.

To the extent that any outstanding options are exercised, there may be further dilution to new investors.

Material U.S. federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock applicable to “non-U.S. holders,” as we define that term below, that acquire our common stock pursuant to this offering. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

The term “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold our common stock should consult their tax advisers.

This summary is limited to holders who hold our common stock as a “capital asset” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not address U.S. federal estate or gift tax considerations, nor does it address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that are, or are holding our common stock through, S-corporations, partnerships or other pass-through entities;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	persons holding our common stock as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the common stock under the constructive sale provisions of the Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Distributions on common stock

We have not made any distributions on our common stock, and we do not plan to make any distributions for the forseeable future. If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on disposition of common stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification requirements. In addition, if the non-U.S. holder is a corporation, a “branch profits tax” equal to 30% (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult their tax advisors with respect to any applicable tax treaties that may provide for different rules.

To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must either (a) provide a properly executed Internal Revenue Service Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a U.S. person and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) from U.S. sources exceed capital losses from U.S. sources; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock (the “applicable period”). The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we are currently not and do not anticipate becoming a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

Even if we are or later become a USRPHC, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. If we are or were to become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business (except for purposes of the branch profits tax) and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. In such case, the non-U.S. holder would be subject to withholding on the gross proceeds realized with respect to the sale or other disposition of our common stock, and any amount withheld in excess of the tax owed as determined in accordance with the preceding sentence may be refundable if the required information is timely furnished to the IRS.

Backup withholding and information reporting

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the

non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on dividend payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations and does not otherwise establish an exemption from backup withholding generally will be subject to backup withholding at the applicable rate, currently 28%.

The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder through the U.S. office of any broker, United States or foreign, generally will be reported to the Internal Revenue Service and subject to backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the Internal Revenue Service, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the Internal Revenue Service (but will not be subject to backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager of the offering and, along with Lehman Brothers Inc., Piper Jaffray & Co., and JMP Securities LLC, as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

J.P. Morgan Securities Inc.

Lehman Brothers Inc.

Piper Jaffray & Co.

JMP Securities LLC

Total	3,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 450,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is $      per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per share	$	$

Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $400,000.

We, our directors and executive officers, and certain of our principal stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions (including, for transfers by stockholders, pursuant to certain pre-existing written trading plans under Rule 10b5-1), for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell (except for entering into a 10b5-1 trading plan under which the first trade could not be made until after the expiration of the restrictions under the lock-up agreements), grant any option, right or warrant to purchase, or otherwise transfer or dispose of (or enter into any transaction or device, that is designed to, or could be expected to, result in the disposition by an person at any time in the future of), directly or indirectly, any shares of our common stock or any securities convertible or exercisable or exchangeable for common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (provided, however, that stock options granted to these parties may be exercised for cash) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, our company issues an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, our company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by the lock up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ”Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the ”EU Prospectus Directive”) is implemented in that Relevant Member State (the ”Relevant Implementation Date”) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ”offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriters have not made and will not make an offer of our common stock to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus as required by the Prospectus Rules of the Financial Services Authority. The underwriters have only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company, and the underwriters have complied with and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to our common stock in, from or otherwise involving the United Kingdom.

Neither this prospectus supplement nor any offering material relating to our common stock has been or will be submitted to the “Commission des Opérations de Bourse” for approval (”Visa”), in France. The underwriters have not offered or sold and will not offer or sell any of our common stock or distribute or cause to be distributed any copies of this prospectus supplement or any offering material relating to our common stock, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the “Décret” of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors (”investisseurs qualifiés”), and/or a restricted group of investors (”cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

This prospectus supplement and the accompanying prospects are not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 9, 1998 and have not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. The underwriters have not offered or sold and will not offer or sell any of our common stock or distribute copies of this prospectus supplement and the accompanying prospects or any document relating to our common stock, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third parties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so have not taken, and will not take, any steps which would constitute a public offering of our common stock in Germany.

The offering of our common stock in Italy has not been registered with the Commissione Nazionale per le Società e la Borsa (”CONSOB”) pursuant to Italian securities legislation and, accordingly: (i) our common stock cannot be offered, sold or delivered in the Republic of Italy (”Italy”) in a solicitation to the public at large (sollecitazione all’investimento) within the meaning of Article 1 paragraph 1, letter (t) of Legislative Decree no. 58 of February 24, 1998 (the ”Financial Services Act”), nor may any copy of this prospectus supplement or any other document relating to our common stock be distributed in Italy, (ii) our common stock cannot be offered, sold and/or delivered, nor may any copy of this prospectus supplement or any other document relating to our common stock be distributed, either in the primary or in the secondary market, to individuals in Italy, and (iii) sales of our common stock in Italy shall only be: (a) negotiated with ”Professional Investors” (operatori qualificati), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended (”CONSOB Regulation no. 11522”), (b) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Banking Act, the Financial Services Act, CONSOB Regulation no. 11522 and all the other relevant provisions of Italian law, and (c) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering of our common stock has been or will be approved by any Swiss regulatory authority.

Our common stock is traded on the NASDAQ Global Market under the symbol “GHDX.”

Entities affiliated with one of our directors and principal stockholders, Julian C. Baker, have indicated an interest in purchasing up to 1,000,000 shares of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, the Baker entities may purchase fewer shares in this offering.

Legal matters

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Francisco and Palo Alto, California. Certain attorneys of Pillsbury Winthrop Shaw Pittman LLP own beneficially an aggregate of 10,365 shares of our common stock. Selected legal matters relating to the offering will be passed on for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

Where you can find more information

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus supplement and the accompanying prospectus are part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus supplement or the accompanying prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus supplement and the accompanying prospectus. Information that is incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and you should read it with the same care that you read this prospectus supplement and the accompanying prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus, and will be considered to be a part of this prospectus supplement and the accompanying prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus supplement and the accompanying prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, as amended;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	our Current Report on Form 8-K filed on February 7, 2007, as amended by our Current Report on Form 8-K/A filed on March 13, 2007;

•	our Proxy Statement for our 2007 annual meeting of stockholders; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on September 26, 2005.

We also incorporate by reference all additional documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that are made between the date of this prospectus supplement and the termination of any offering of securities offered by this prospectus supplement and the accompanying prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus supplement and the accompanying prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, telephone (650) 556-9300. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

PROSPECTUS

$100,000,000

GENOMIC HEALTH, INC.

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants

We may, from time to time, offer and sell debt securities, preferred stock, either separately or represented by depositary shares, common stock or warrants, either separately or in units, in one or more offerings. The debt securities, preferred stock and warrants may be convertible into or exercisable or exchangeable for common or preferred stock or debt securities. We will specify in the accompanying prospectus supplement more specific information about any such offering. The aggregate initial offering price of all securities sold under this prospectus will not exceed $100,000,000, including the U.S. dollar equivalent if the public offering of any such securities is denominated in one or more foreign currencies, foreign currency units or composite currencies.

We may offer these securities independently or together in any combination for sale directly to investors or through underwriters, dealers or agents. We will set forth the names of any underwriters, dealers or agents and their compensation in the accompanying prospectus supplement.

This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.

Our common stock is traded on the NASDAQ Global Market under the symbol “GHDX.” On April 23, 2007, the closing price of our common stock on the NASDAQ Global Market was $17.615 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” in the accompanying prospectus supplement and in the documents we incorporate by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 26, 2007.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may, from time to time, issue and sell any combination of debt securities, preferred stock, either separately or represented by depositary shares, common stock or warrants, either separately or in units, in one or more offerings with a maximum aggregate offering price of $100,000,000, including the U.S. dollar equivalent if the public offering of any such securities is denominated in one or more foreign currencies, foreign currency units or composite currencies.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered securities. Any prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before making your investment decision.

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “Genomic Health,” “we,” “us” and “our” refer to Genomic Health, Inc.

RISK FACTORS

Investing in our securities involves risk. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in the securities offered. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

GENOMIC HEALTH, INC.

Genomic Health is a life science company focused on the development and commercialization of genomic-based clinical diagnostic tests for cancer that allow physicians and patients to make individualized treatment decisions. In January 2004, we launched our first test under the brand name Oncotype DX for early stage breast cancer patients. We believe that Oncotype DX is the first genomic test with clinical evidence supporting its ability to predict the likelihood of cancer recurrence, the likelihood of patient survival within 10 years of diagnosis and the likelihood of chemotherapy benefit. Our initial test is focused on patients with early stage, node negative, or N−, estrogen receptor positive, or ER+, breast cancer who will be treated with tamoxifen, a frequently used hormonal therapy.

Genomic Health was incorporated in Delaware in August 2000. Our principal executive offices are located at 301 Penobscot Drive, Redwood City, California 94063, and our telephone number is (650) 556-9300.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-

looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.” Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes. General corporate purposes may include additions to working capital, research and development, clinical studies, financing of capital expenditures, repayment or redemption of existing indebtedness, and future acquisitions and strategic investment opportunities. Pending the application of net proceeds, we expect to invest the net proceeds in investment grade, interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated are set forth in the following table. Our earnings were insufficient to cover fixed charges for each of those periods. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. Earnings were insufficient to cover fixed charges by $11,068,000 for the year ended December 31, 2002, $15,250,000 for the year ended December 31, 2003, $24,995,000 for the year ended December 31, 2004, $31,361,000 for the year ended December 31, 2005, and $28,920,000 for the year ended December 31, 2006.

DESCRIPTION OF DEBT SECURITIES

The following is a summary of the general terms of the debt securities. We will file a prospectus supplement that may contain additional terms when we issue debt securities. The terms presented here, together with the terms in a related prospectus supplement, will be a description of the material terms of the debt securities. You should also read the indenture under which the debt securities are to be issued. We have filed a form of indenture governing different types of debt securities with the SEC as an exhibit to the registration statement of which this prospectus is a part. All capitalized terms have the meanings specified in the indenture.

We may issue, from time to time, debt securities, in one or more series. The debt securities we offer will be issued under an indenture between us and the trustee named in the indenture. These debt securities that we may issue include senior debt securities, subordinated debt securities, convertible debt securities and exchangeable debt securities. The following is a summary of the material provisions of the indenture filed as an exhibit to the registration statement of which this prospectus is a part. For each series of debt securities, the applicable prospectus supplement for the series may change and supplement the summary below.

General Terms of the Indenture

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and they may be in any currency or currency unit that we may designate. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us. For each series of debt securities, any restrictive covenants for those debt securities will be described in the applicable prospectus supplement for those debt securities.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for United States federal income tax purposes, be treated as if they were issued with “original issue discount,” or OID, because of interest payment and other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

You should refer to the prospectus supplement relating to a particular series of debt securities for a description of the following terms of the debt securities offered by that prospectus supplement and by this prospectus:

•	the title and authorized denominations of those debt securities;

•	any limit on the aggregate principal amount of that series of debt securities;

•	the date or dates on which principal and premium, if any, of the debt securities of that series is payable;

•	interest rates, and the dates from which interest, if any, on the debt securities of that series will accrue, and the dates when interest is payable and the maturity;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

•	the place or places where and the manner in which principal of, premium, if any, and interest, if any, on the debt securities of that series will be payable and the place or places where those debt securities may be presented for transfer and, if applicable, conversion or exchange;

•	the period or periods within which, the price or prices at which, the currency or currencies in which, and other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option or the option of a holder of those securities, if we or a holder is to have that option;

•	our obligation or right, if any, to redeem, repay or purchase those debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of those securities, and the terms and conditions upon which the debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to that obligation;

•	the terms, if any, on which the debt securities of that series will be subordinate in right and priority of payment to our other debt;

•	the denominations in which those debt securities will be issuable;

•	if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations;

•	whether those debt securities will be issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

•	whether any securities of that series are to be issued in whole or in part the form of one or more global securities and the depositary for those global securities;

•	if other than United States dollars, the currency or currencies in which payment of principal of or any premium or interest on those debt securities will be payable;

•	if the principal of or any premium or interest on the debt securities of that series is to be payable, or is to be payable at our election or the election of a holder of those securities, in securities or other property, the type and amount of those securities or other property, or the manner of determining that amount, and the period or periods within which, and the terms and conditions upon which, any such election may be made;

•	the events of default and covenants relating to the debt securities that are in addition to, modify or delete those described in this prospectus;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

•	whether and upon what terms the debt securities may be defeased, if different from the provisions set forth in the indenture;

•	the nature and terms of any security for any secured debt securities;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount; and

•	any other specific terms of any debt securities.

The applicable prospectus supplement will present material United States federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are to be listed or quoted.

Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for shares of our equity securities or other securities. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding our ability or the ability of any holder to convert or exchange the debt securities;

•	events requiring adjustment to the conversion or exchange price; and

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Consolidation, Merger or Sale

We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person, unless the successor corporation or person to which our assets are transferred or leased is organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations under the debt securities and the indenture. In addition, we cannot complete such a transaction unless immediately after completing the transaction, no event of default under the indenture, and no event that, after notice or lapse of time or both, would become an event of default under the indenture, has occurred and is continuing. When the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we will be discharged from all our obligations under the debt securities and the indenture except in limited circumstances.

This covenant would not apply to any recapitalization transaction, a change of control affecting us or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

The indenture provides that the following will be “events of default” with respect to any series of debt securities:

•	failure to pay interest for 30 days after the date payment is due and payable;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise and, in the case of technical or administrative difficulties, only if such default persists for a period of more than three business days;

•	failure to make sinking fund payments when due and continuance of such default for a period of 30 days;

•	failure to perform other covenants for 60 days after notice that performance was required;

•	events in bankruptcy, insolvency or reorganization relating to us; or

•	any other event of default provided in the applicable officer’s certificate, resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. For each series of debt securities, any modifications to the above events of default will be described in the applicable prospectus supplement for those debt securities.

The indenture provides that if an event of default specified in the first, second, third, fourth or sixth bullets above occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) to be due and payable immediately. If an event of default specified in the fifth bullet above occurs and is continuing, then the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) will be due and payable immediately, without any declaration or other act on the part of the trustee or any holder. In certain cases, holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of holders of all those debt securities, rescind and annul a declaration of acceleration.

The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of such default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee indemnity for the reasonable expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request and offer of indemnity; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the affected series.

We will be required to file annually with the trustee a certificate, signed by one of our officers, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Discharge, Defeasance and Covenant Defeasance

We can discharge or decrease our obligations under the indenture as stated below.

We may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or government obligations denominated in the currency of the debt securities, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, and any premium and interest on, the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as defeasance. We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as covenant defeasance. We may effect defeasance and covenant defeasance only if, among other things:

•	we irrevocably deposit with the trustee cash or government obligations denominated in the currency of the debt securities, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal (including any mandatory sinking fund payments) of, and any premium and interest on, all outstanding debt securities of the series; and

•	we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders’ U.S. federal income tax treatment of principal, and any premium and interest payments on, the series of debt securities.

In the case of a defeasance by us, the opinion we deliver must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law occurring, after the date of the indenture, since such a result would not occur under the U.S. federal income tax laws in effect on that date.

Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:, among other things

•	evidence the assumption by a successor entity of our obligations;

•	add to our covenants for the benefit of the holders of debt securities, or to surrender any rights or power conferred upon us;

•	add any additional events of default;

•	cure any ambiguity or correct any inconsistency or defect in the indenture;

•	add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision as to which the modification would apply;

•	secure any debt securities;

•	establish the forms or terms of debt securities of any series;

•	evidence and provide for the acceptance of appointment by a successor trustee and add to or change any of the provisions of the indenture as is necessary for the administration of the trusts by more than one trustee;

•	modify, eliminate or add to the provisions of the indenture as shall be necessary to effect the qualification of the indenture under the Trust Indenture Act of 1939 or under any similar federal statute later enacted, and to add to the indenture such other provisions as may be expressly required by the Trust Indenture Act; and

•	make any other provisions with respect to matters or questions arising under the indenture that will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series of debt securities affected by such supplemental indenture then outstanding, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or any supplemental indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

•	extend the final maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration;

•	change the currency in which the principal, and any premium or interest, is payable;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due;

•	if applicable, adversely affect the right of a holder to convert or exchange a debt security; or

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture or for waivers of compliance with or defaults under the indenture with respect to debt securities of that series.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of that series waive any default and its consequences under the indenture except:

•	a default in the payment of, any premium and any interest on, or principal of, any such debt security held by a nonconsenting holder; or

•	a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Registered Global Securities and Book Entry System

The debt securities of a series may be issued in whole or in part in book-entry form and will be represented by one or more fully registered global securities. We will deposit any registered global securities with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities. This means that we will not issue certificates to each holder.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for the registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•	ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, these persons being referred to as “participants,” or persons that may hold interests through participants;

•	upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•	ownership of beneficial interest in the registered global security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the depositary for the registered global security for interests of participants, and on the records of participants for interests of persons holding through participants.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in the definitive form; and

•	will not be considered the owners or holders of the debt securities under the relevant indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. Neither we nor the trustee, or any other agent of ours or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.” We will deposit these securities with a depositary identified in the prospectus supplement relating to the series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

Concerning the Trustee

The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under that indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities. All payments of principal of, and any premium and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for that series at an office designated by the trustee in New York, New York.

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise those rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

If the trustee becomes a creditor of ours, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

No Individual Liability of Incorporators, Stockholders, Officers or Directors

The indenture provides that no past, present or future director, officer, stockholder or employee of ours, any of our affiliates, or any successor corporation, in their capacity as such, shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

As of March 31, 2007, our authorized preferred stock, par value $0.0001 per share, was 5,000,000 shares, none of which were issued and outstanding. We may issue preferred stock in series, with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, without further action by our stockholders, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•	the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

•	the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The particular terms of any series of preferred stock, and the transfer agent and registrar for that series, will be described in a prospectus supplement. All preferred stock offered, when issued, will be fully paid and nonassessable. Any material United States federal income tax consequences and other special considerations with respect to any preferred stock offered under this prospectus will also be described in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

The following description of the depositary shares does not purport to be complete and is subject to and qualified in its entirety by the relevant deposit agreement and the depositary receipts with respect to the depositary shares relating to any particular series of preferred stock. You should read these documents as they, and not this description, will define your rights as a holder of depositary shares. Forms of these documents will be filed with the SEC in connection with the offering of depositary shares.

General

If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a deposit agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million. The depositary receipts will evidence the depositary shares issued under the deposit agreement.

The deposit agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date. The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The deposit agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange, Redemption and Liquidation

If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

The terms on which the depositary shares relating to the preferred stock of any series may be redeemed, and any amounts distributable upon our liquidation, dissolution or winding up, will be described in the relevant prospectus supplement.

Voting

When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder’s depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendments

We and the depositary may agree to amend the deposit agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the deposit agreement or that (b) otherwise prejudices any substantial existing right of holders of depositary shares, will not take effect until 30 days after the depositary has mailed notice of the amendment to the record holders of depositary shares. Any holder of depositary shares that continues to hold its shares at the end of the 30-day period will be deemed to have agreed to the amendment.

Termination

We may direct the depositary to terminate the deposit agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. In addition, a deposit agreement will automatically terminate if:

•	the depositary has redeemed all related outstanding depositary shares, or

•	we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Payment of Fees and Expenses

We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges as are stated in the deposit agreement for their accounts.

Resignation and Removal of Depositary

At any time, the depositary may resign by delivering notice to us, and we may remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports

The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our restated certificate of incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The deposit agreement limits our obligations and the depositary’s obligations to performance in good faith of the duties stated in the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with satisfactory indemnity. In performing our obligations, we and the depositary may rely upon the written advice of our counsel or accountants, on any information that competent people provide to us and on documents that we believe are genuine.

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of the shares of our common stock, par value $0.0001 per share. This description is only a summary and is qualified in its entirety by reference to the description of our common stock incorporated by reference in this prospectus. Our restated certificate of incorporation and our bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. You should read our restated certificate of incorporation and our bylaws for additional information before you buy any of our common stock or other securities. See “Where You Can Find More Information.”

We have 100,000,000 shares of authorized common stock. As of March 31, 2007, there were 24,570,241 shares of common stock issued and outstanding. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered, when issued, will be fully paid and nonassessable.

Certain Provisions of Delaware Law and of the Charter and Bylaws

The provisions of Delaware law, our restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of these provisions either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of, these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws. Our restated certificate of incorporation and bylaws provide that:

•	our bylaws may be amended or repealed only by a two-thirds vote of our board of directors or a two-thirds stockholder vote;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors is required to amend or repeal the provisions of our certificate of incorporation regarding the inability of stockholders to take action by written consent;

•	our board of directors is authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock, common stock, depositary shares, or any combination thereof. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement relating to any particular issue of warrants will describe the terms of the warrants, including, as applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, terms and number of shares of debt securities, preferred stock or common stock purchasable upon exercise of the warrants;

•	the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

•	the date, if any, on and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the price at which each share of debt securities, preferred stock or common stock purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering and sale by them or to investors directly or through agents. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the applicable prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, us or our subsidiaries in the ordinary course of business.

We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

The securities may or may not be listed on a national securities exchange. In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Genomic Health, Inc. appearing in Genomic Health, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, and Genomic Health, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports therein, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007, as amended on March 23, 2007 and April 6, 2007; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on September 26, 2005, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, telephone (650) 556-9300. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

3,000,000 shares

Common stock

Sole Book-Running Manager
JPMorgan

Co-Lead Manager
Lehman Brothers

Co-Managers

Piper Jaffray	JMP Securities